UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Digital Ltd.

Consolidated Financial Statements at

December 31, 2018 and 2017

and Report of Independent Registered

Public Accounting Firm

PagSeguro Digital Ltd.

Consolidated financial statements

at December 31, 2018 and 2017

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and our Chief Financial and Investor Relations Officer and Chief Accounting Officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

This management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report this year.

February 18, 2019

/s/ Eduardo Alcaro
Eduardo Alcaro Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

PagSeguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Toríno, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, www.pwc.com.br

PagSeguro Digital Ltd.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, February 19, 2019

/s/ PricewaterhouseCoopers Auditores Independentes

We have served as the Company’s auditor since 2015.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

ASSETS	Note	December 31, 2018	December 31, 2017	LIABILITIES AND EQUITY	Note	December 31, 2018	December 31, 2017

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	6	2,763,050	66,767	Payables to third parties	13	4,324,198	3,080,569
Financial investments	7	—	210,103	Trade payables		165,246	92,444
Note receivables	8	8,104,679	3,522,349	Payables to related parties	9	30,797	39,101
Receivables from related parties	9	—	124,723	Salaries and social charges	14	73,936	34,269
Inventories		88,551	61,609	Taxes and contributions	15	80,093	52,064
Taxes recoverable		65,653	14,446	Provision for contingencies	16	7,004	4,648
Other receivables		20,148	27,956	Other payables		29,501	15,872

Total current assets		11,042,081	4,027,953	Total current liabilities		4,710,775	3,318,967

NON-CURRENT ASSETS				NON-CURRENT LIABILITIES
Judicial deposits		1,511	872	Deferred income tax and social contribution	17	132,125	42,809
Prepaid expenses		968	160	Other payables		—	3,590

Deferred income tax and social contribution	17	—	37,015	Total non-current liabilities		132,125	46,399

Property and equipment	11	67,104	10,889

Intangible assets	12	305,614	158,868	TOTAL LIABILITIES		4,842,900	3,365,366

Total non-current assets		375,197	207,804

				EQUITY
				Share capital	18	26	524,577
				Legal reserve	18	—	30,216
				Capital reserve	18	5,688,134	—
				Equity valuation adjustments	18	(7,325)	55
				Profit retention reserve	18	909,267	312,047
				Treasury shares	18	(39,532)	—

						6,550,570	866,895

				Non-controlling interests		23,806	3,496

				TOTAL EQUITY		6,574,376	870,391

TOTAL ASSETS		11,417,278	4,235,757	TOTAL LIABILITIES AND EQUITY		11,417,278	4,235,757

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31

(All amounts in thousands of reais unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31,2016
Net revenue from transaction activities and other services	20	2,267,103	1,224,261	480,025
Net revenue from sales	20	374,612	471,924	260,594
Financial income	20	1,414,532	818,624	392,429
Other financial income	20	278,445	8,576	5,337

Total revenue and income		4,334,692	2,523,385	1,138,385
Cost of sales and services	21	(2,144,699)	(1,324,380)	(623,667)
Selling expenses	21	(351,439)	(245,759)	(199,937)
Administrative expenses	21	(581,668)	(153,177)	(84,461)
Financial expenses	21	(31,209)	(104,544)	(68,301)
Other expenses, net	21	(8,054)	(12,021)	(6,660)

PROFIT BEFORE INCOME TAXES		1,217,623	683,504	155,359
Current income tax and social contribution	17	(180,884)	(214,988)	(7,431)
Deferred income tax and social contribution	17	(126,331)	10,278	(20,149)

INCOME TAX AND SOCIAL CONTRIBUTION		(307,215)	(204,710)	(27,580)

NET INCOME FOR THE YEAR		910,408	478,794	127,779

Attributable to:
Owners of the Company		909,267	478,781	127,186
Non-controlling interests		1,141	13	593
Basic earnings per common share—R$	19	2.8625	1.8254	0.4849
Diluted earnings per common share—R$	19	2.8582	1.8254	0.4849

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31

(All amounts in thousands of reais)

	2018	2017	2016
NET INCOME FOR THE YEAR	910,408	478,794	127,779
Currency translation adjustment	208	55	—

Total comprehensive income for the year	910,616	478,849	127,779

Attributable to
Owners of the Company	909,475	478,836	127,186

Non-controlling interests	1,141	13	593

Total comprehensive income for the year	910,616	478,849	127,779

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

(All amounts in thousands of reais)

					Capital reserve		Profit reserve
	Note	Share capital	Net parent Investment	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity

At December 31, 2015		441,616	9,730	—	—	—	757	7,588	—	—	459,691	2,186	461,877

Net income for the period	18	—	—	—	—	—	—	—	127,186	—	127,186	593	127,779
Non-controlling acquisition	18	—	—	—	—	—	—	—	2,779	—	2,779	(2,779)	—
Capital increase	18	26,610	36,654	—	—	—	—	—	—	—	63,264	—	63,264
Payout capitalization		56,351	(46,384)	—	—	—	(267)	4,539	(14,239)	—	—	—	—
Constitution of legal reserve	18	—	—	—	—	—	5,787	—	(5,787)	—	—	—	—
Distribution of interest on own capital		—	—	—	—	—	—	—	(26,059)	—	(26,059)	—	(26,059)
Profit retention reserve	18	—	—	—	—	—	—	83,881	(83,881)	—	—	—	—

At December 31, 2016		524,577	—	—	—	—	6,277	96,008	—	—	626,862	—	626,862

Net income for the period	18	—	—	—	—	—	—	—	478,781	—	478,781	13	478,794
Currency translation adjustment	18	—	—	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	18	—	—	—	—	—	23,939	—	(23,939)	—	—	—	—
Equity valuation adjustments	18	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	18	—	—	—	—	—	—	(96,008)	(142,795)	—	(238,803)	—	(238,803)
Profit retention reserve	18	—	—	—	—	—	—	312,047	(312,047)	—	—	—	—

At December 31, 2017		524,577		—	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	1.1	(524,556)	—	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	18	—	—	—	—	—	—	—	909,267	—	909,267	1,141	910,408
Currency translation adjustment	18	—	—	—	—	—	—	—	—	208	208	—	208
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	(7,588)	(7,588)	19,169	11,581
Issurance of common shares in initial public offering, net of offering costs	18	5	—	—	4,522,278	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Share based long term incentive plan (LTIP)	18	—	—	—	258,166	(258,166)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	—	299,037	—	—	—	—	299,037	—	299,037
Acquisition of treasury shares	18	—	—	(39,532)	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	—	(39,532)	5,647,263	40,871	—	—	909,267	(7,325)	6,550,570	23,806	6,574,376

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31

(All amounts in thousands of reais)

	December 31, 2018	December 31, 2017	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,217,623	683,504	155,359
Expenses (revenues) not affecting cash:
Depreciation and amortization	95,363	51,571	31,246
Loss on sale of property	—	49	—
Chargebacks	71,491	47,854	31,557
Accrual of provision for contingencies	3,745	3,538	603
Share based long term incentive plan (LTIP)	264,179	—	—
Unrealizes on derivative instruments	—	—	6,613
Inventory provisions	20,070	—	—
Other financial cost, net	1	660	5,549
Changes in operating assets and liabilities
Note receivables	(5,048,464)	(2,066,867)	(783,954)
Changes in receivables subject to early payment	(1,737,545)	1,161,430	406,159
Changes in receivables not subject to early payment	(3,310,919)	(3,228,297)	(1,190,113)
Inventories	(47,012)	(40,586)	20,181
Taxes recoverable	(22,936)	8,055	8,579
Other receivables	773	(23,495)	17,214
Other payables	(7,330)	(2,046)	13,491
Payables to third parties	1,243,629	1,776,538	620,940
Trade payables	72,579	29,531	25,430
Receivables from (payables to) related parties	112,790	(64,400)	(214,549)
Salaries and social charges	39,312	13,341	6,618
Taxes and contributions	31,764	(3,109)	3,867
Provision for contingencies	(1,792)	486	(42)

	(1,954,212)	414,624	(51,298)

Income tax and social contribution paid	(203,631)	(166,389)	(18,059)
Interest income received	394,643	214,555	146,346
Interest paid	—	(9,175)	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,763,200)	453,615	76,989

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(1,813)	(22,225)	—
Purchases of property and equipment	(61,560)	(7,873)	(1,996)
Purchases and development of intangible assets	(192,048)	(99,673)	(70,394)
Acquisition of financial investments	—	(209,569)	(337,098)
Redemption of financial investments	211,116	132,107	206,190

NET CASH USED IN INVESTING ACTIVITIES	(44,305)	(207,233)	(203,298)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)	—
Proceeds from borrowings	—	—	199,390
Payment of derivative financial instruments	—	(5,831)	—
Distribution of dividends	—	(54,273)	—
Proceeds from offering of shares	4,717,875	—	—
Transaction costs	(189,852)	—	—
Acquisition of treasury shares	(39,532)	—	—
Transaction with non-controlling interest	(5,389)	—	—
Capital increase by non-controlling shareholders	20,686	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,503,788	(259,584)	199,390

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,696,283	(13,202)	73,081

Cash and cash equivalents at the beginning of the year	66,767	79,969	6,888
Cash and cash equivalents at the end of the year	2,763,050	66,767	79,969

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017 99.99% of the shares of Pagseguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”) and Tilix Digital S.A. (“TILIX”).

These consolidated financial statements include PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC and TILIX.

1.1	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

1.3	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 18.

2.	Preparation of the consolidated financial statements and significant accounting policies

2.1	Basis of financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Digital and its subsidiaries.

The consolidated financial statements have been prepared under the historical cost convention, which is modified for certain financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

PagSeguro Group has adopted all pronouncements and interpretations issued by IASB that were in effect at December 31, 2018.

These consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 were approved by PagSeguro Digital’s Board of Directors at a meeting held on February 15, 2019.

2.2	Basis of consolidation

Consolidated financial statements

PagSeguro Group consolidates all entities over which PagSeguro Digital has control, when it is exposed or has rights to variable returns on its interest in the investee, and has the ability to govern the investee’s relevant activities.

The subsidiaries included in the consolidation are described in Note 4.

Subsidiaries

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date on which control is transferred to PagSeguro Digital. They are deconsolidated from the date that control ceases.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Identifiable assets acquired and liabilities and contingent liabilities assumed for the acquisition of subsidiaries in a business combination are measured initially at their fair values at the acquisition date.PagSeguro Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred. These accounting practices do not apply to transactions under common control.

Transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of the subsidiaries are changed, where necessary, to ensure consistency with the policies adopted by PagSeguro Group.

2.3	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the dates of valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

2.4	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

2.5	Financial instruments—initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are classified in the following categories: financial assets at fair value through profit or amortized cost. The classification depends on the purpose for which the financial assets were acquired. PagSeguro Group does not classify its financial assets at fair value through comprehensive income.

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets include cash and cash equivalents, current financial investments, note receivables, receivables from related parties, and other receivables.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate method.

Financial assets at fair value through profit or loss

This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 – Financial Instruments.

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income.

PagSeguro Group values its financial assets at fair value through profit or loss, as it intends to trade them within a short period of time. Reclassification to loans and receivables depends on the nature of the asset. This valuation does not affect any financial assets designated at fair value through profit or loss at initial recognition, which cannot be subsequently reclassified.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire;

•

PagSeguro Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group’s continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii) Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Evidence of impairment may include an indication that the debtors are experiencing significant financial difficulty, probability that the debtor will enter bankruptcy or other financial reorganization, default or delinquency in interest or principal payments, and an indication of a substantial decline in the estimated future cash flows, such as changes in maturity dates or economic conditions related to default.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated used for hedge, when appropriate. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognized at fair value plus, in the case of other financial liabilities, directly related transaction costs.

Financial liabilities include payables to third parties, payables to third parties of related parties, trade payables, trade payables of related parties, borrowings, and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 – Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Other financial liabilities

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

iv) Financial instruments—offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

v) Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

2.6	Note receivables

The amounts are mainly related to receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group platform, and from sales of credit/debit card readers. If collection is expected in one year or less, they are classified as current assets. Otherwise, they are presented as non-current assets.

However the provision for impairment of note receivables, based on PagSeguro Brazil’s risk assessment, is immaterial because the note receivables are mainly comprised of transactions approved by large financial institutions that have a low risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the note receivables. See Note 23.

Note receivables are initially recorded at the present value of expected future cash flows. The note receivables from installment transactions are estimated based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Group incurs financial expenses when an election to receive early payment of note receivables from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate a note receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.7	Inventories

Inventories consist of debit and credit card readers. Inventories are stated at the lower of cost and net realizable value. The cost method used for inventories is the weighted moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

2.8	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated under the straight-line method, based on the estimated useful lives, as shown below (in years):

Data processing equipment	2.5 to 5 years
Furniture and fittings	10 years
Facilities	10 years
Building improvements	10 years
Machinery and equipment	5 to 10 years
Vehicles	5 years

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts, and are recognized within “Other (expenses) income, net” in the statement of income.

2.9	Intangible assets

Software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it to use. These costs are amortized on the straight-line basis over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Directly attributable costs, which are capitalized as part of the software product, include costs incurred with employees and expenses allocated to software development. Borrowing costs incurred during the software development period may also be capitalized.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period, and are presented within “Advisory and consulting services”.

Computer software development costs recognized as assets are amortized over the estimated useful life, which does not exceed five years from the date that technological feasibility is met.

2.10	Impairment of non-financial assets

Non-financial assets are at least annually reviewed for impairment to determine whether there are any events or changes in economic and technological conditions or in operations that may indicate that an asset is impaired. When applicable, such evidence is identified through the annual impairment test. In order to assess a non-financial asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, a provision for impairment is established.

When estimating the value in use of an asset, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the cash generating unit. The net sales price is determined, whenever possible, based on a firm sales contract entered into on an arm’s length basis, between well-informed and willing parties, adjusted by expenses attributable to the asset sale, or, when there is no firm sales contract, based on the price in an active market, or the most recent transaction price for similar assets.

PagSeguro Group annually assesses whether there is any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such indication, the asset’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the asset’s carrying amount does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

2.11	Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes the fair value of the transaction which is the transaction amount, net of the transaction cost.

2.12	Provisions

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group is a party to legal and administrative proceedings. Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for transferring goods or services to a customer in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Group’s revenue substantially comprises:

•

Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is considered to be the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and also directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers;

•

Revenue from sales: Revenue from sales of credit and debit card readers and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned;

•

Financial income: Recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as Financial income in the statement of income.

2.14	Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:

•

When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and

•

On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:

•

When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•

On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed, at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.15	Employee benefits – Profit sharing

PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

2.16	Business combination and goodwill

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

2.17	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity.

2.18	Distribution of dividends and interest on own capital

Distributions of dividends and interest on own capital to PagSeguro Brazil’s shareholders are recognized as a liability in the financial statements at year-end, based on the PagSeguro Brazil’s bylaws, which require the distribution of a minimum of 1% of the profit for the year as dividends. Any amount that exceeds the minimum required is only accrued on the date such distribution is approved by the shareholders at a General Medeting. However, these provisions do not exist under PagSeguro Digital Memorandum of Association.

The tax benefit of interest on own capital is recognized in the statement of income.

2.19	New standards and interpretations

(i)	Effective for periods beginning on or after January 1, 2018

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as off January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets based on expected losses, replacing the current model based on incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Beginning January 1,2018, management implemented the new guidelines introduced by IFRS 9 and there is no relevant impact for the PagSeguro Group.

IFRS 15—Revenue from Contracts with Customers

IFRS 15, effective as of January 1, 2018, supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. The standard establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Management evaluated the new guidelines introduced by IFRS 15 and applied the five-step model in order to reassess its revenue recognition criteria. Beggining January 1, 2018, management implemented the new guidelines introduced by IFRS 15 and there is no relevant impact for the PagSeguro Group.

There are no other new standards or interpretations that could have a material impact on the PagSeguro Group’s financial statements.

(ii)	Standards issued but not yet effective

IFRS 16—Leases

IFRS 16 was issued in January 2016 and is effective as of January 1, 2019, replaceing IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Management evaluated the new guidelines introduced by IFRS 16 and did not identify any material impact for the PagSeguro Group

There are no other standards or interpretations not yet effective that could have a material impact on the PagSeguro Group’s financial statements.

3.	Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

3.1	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group.

3.2	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

3.3	Provision for contingencies

PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries

At December 31, 2018
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership—%	Level
Pagseguro Brazil	12,060,765	5,790,122	6,270,643	776,889	99.99	Direct
Net+Phone	1,440,534	1,411,587	28,948	(15,010)	99.99	Indirect
Boa Compra	980,529	953,979	26,549	6,588	99.99	Indirect
BCPS	2,447	373	2,074	911	99.50	Indirect
R2TECH	5,813	1,944	3,868	2,691	51.00	Indirect
BIVA	1,882	5,349	(3,468)	(4,394)	77.35	Indirect
FIDC	745,236	212,760	532,476	331,179	100.00	Indirect
TILIX	4,410	3,975	435	—	100.00	Indirect

Operations of the subsidiaries

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

o

Net+Phone: Is mainly engaged in acquisition and selling POS devices and similar items. On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$ 44,317.

o

Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey. On April 5, 2011, UBN Internet Ltda. (“UBN”), a subsidiary of UOL, acquired a 51% equity interest in Boa Compra. On July 26, 2013, UBN acquired an additional 24% equity interest, increasing its total ownership in Boa Compra to 75%. In May 2016, UBN acquired the remaining 25% equity interest, becoming the owner of 100% of Boa Compra. On July 29, 2016, UBN’s equity interest in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its 99.9% equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$ 12,034.

o

BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and handles part of its account management.

o

R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% of the share capital and obtained the control of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.

o

BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quotaholder, as well as the management of these holdings.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

In November 2017, PagSeguro Brazil acquired an additional interest in BIVA, bringing our total interest to 59.3% of BIVA’s total share capital.

In January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired additional interests in BIVA (15.1%, 0.5% and 2.4%, respectively), bringing its total interest to 77.35% of BIVA’s total share capital (59.3% as of December 31, 2017).

BIVA has investments in the following subsidiaries:

◾	Biva Serviços Financeiros S.A : whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;

◾	Biva Correspondente Bancário Ltda: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.

◾	Biva Securitizadora de Créditos S.A.: whose main objective is to acquire and securitize financial credits.

o

FIDC: On October 4, 2017, FIDC is an investment fund wich was formed to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC. The consolidation is justified by the fact that the risks of default and the responsibility for expenses and administration related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

In March 29, 2018, two investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. The senior and mezzanine quotes pay 107% of the Interbank Deposit Certificate (CDI) with annual amortization of interest.

At December 31, 2018, the share capital of FIDC is composed of subordinated quotas, senior quotas and mezzanine quotas. PagSeguro Brasil owns 100% of the subordinated quotas.

o

TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

5.	Segment reporting

Operating segments are reported consistently to the Board of Directors, which is responsible for allocating resources and assessing the performance of the operating segments and to take PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group operate in a single segment, as payment arrangement agents.

PagSeguro Group has revenue arising from Brazilian domestic customers and customers located abroad. The main revenue is related to sales from the Brazilian domestic market. The international market represents 1%, 2% and 5% for the years 2018, 2017 and 2016, respectively.

6.	Cash and cash equivalents

	December 31, 2018	December 31, 2017
Short-term bank deposits	405,227	66,767
Short-term investments	2,357,823	—

	2,763,050	66,767

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. The balance as at December 31, 2018 is relatated to an excess of cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, respectively.

7.	Financial investments

	December 31, 2018	December 31, 2017
Short-term investments	—	210,103

	—	210,103

Short-term investments consisted of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

8.	Note receivables

	December 31, 2018				December 31, 2017
	Visa	Master	Hipercard	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	570,463	1,979,994	514,627	3,065,084	237,335	751,542	250,817	1,239,694
Bradesco	735,784	170,497	—	906,281	333,108	83,160	—	416,268
Banco do Brasil	566,537	153,633	—	720,170	287,334	84,504	—	371,838
CEF	133,882	173,208	—	307,090	69,974	83,684	—	153,658
Santander	247,950	871,976	—	1,119,926	122,614	310,946	—	433,560
Other (*)	386,808	1,069,323	—	1,456,131	141,802	393,999	—	535,801
Total card issuers (i)	2,641,424	4,418,631	514,627	7,574,682	1,192,167	1,707,835	250,817	3,150,819

Cielo—Elo	—	—	—	366,619	—	—	—	151,851
Cielo	—	—	—	91,402	—	—	—	80,464
Redecard	—	—	—	5,502	—	—	—	45,289
Amex	—	—	—	1,188	—	—	—	39,608
Vero	—	—	—	4,396	—	—	—	21,463
Other	—	—	—	34,367	—	—	—	31,864
Total acquirers (ii)	—	—	—	503,474	—	—	—	370,539

Other	—	—	—	26,523	—	—	—	991
Total other	—	—	—	26,523	—	—	—	991

Total note receivables	2,641,424	4,418,631	514,627	8,104,679	1,192,167	1,707,835	250,817	3,522,349

(*)	Refers to other pulverized receivables from legal obligors.

(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard or Hipercard. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors of the note receivables. Additionally, amounts due within 27 days of the original transaction date, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

The maturity analysis of note receivables is as follows:

	December 31, 2018	December 31, 2017
Due within 30 days	4,323,893	2,213,929
Due within 31 to 120 days	3,135,358	1,045,825
Due within 121 to 180 days	468,913	114,953
Due within 181 to 360 days	176,515	147,642

	8,104,679	3,522,349

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil).

i. Balances and transactions with related parties:

	December 31,2018	December 31, 2017
	Payables	Receivables	Payables
Immediate parent
UOL—cash management (a)	—	124,721	—
UOL—sales of services (b)	9,822	—	32,286
UOL—shared service costs	10,234	—	—
Affiliated companies
UOL Diveo—cash management (a)	—	2	—
UOL Diveo—sales of services (b)	3,290	—	621
UOL Diveo—shared service costs	126	—	—
Concurso Virtual S.A.	—	—	1,522
Transfolha Transportadora e Distribuição Ltda.	4,336	—	745
Livraria da Folha Ltda.	32	—	1,078
Empresa Folha da Manhã S/A	2,073	—	2,320
Others	884	—	529

	30,797	124,723	39,101

(a)	The receivables transactions with related parties arising from cash management. The remaining balance was fully paid in April 2018.

(b)	Sales of services refers mainly to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”).

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

	December 31,2018		December 31, 2017		December 31, 2016
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	105,433	—	58,375	—	31,498
UOL—sales of services (b)	2,233	52,115	689	46,976	—	81,007
Affiliated companies
UOL Diveo—shared service costs (c)	—	534	—	24	—	1,710
UOL Diveo—sales of services (d)	—	26,943	—	28,953	—	18,069
Transfolha Transportadora e Distribuição Ltda.	374	18,889	39	15,405	—	5,500
Livraria da Folha Ltda.	160	—	319	—	349	—
Others	401	54	433	130	395	101

	3,168	203,967	1,480	149,863	744	137,885

(a)

Shared services costs mainly related to (i) payroll, (ii) IT structure / software and (iii) property rental which are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to cost sharing contractual agreements. Such costs are included in administrative expenses. The increase in the balance refers to payroll taxes related to LTIP payments made in the year ended December 31, 2018 which amounted to R$ 61,713, and which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sales of advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.

(c)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.

(d)	Sales of services from the affiliated company UOL Diveo related to technical support in hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

i. Key management compensation

Key management compensation includes short and long term benefits of PagSeguro Brazil’s executive officers. The short and long term compensation related to the executive officers in 2018 amounted to R$ 99,331 (R$ 3,487 and R$ 2,658 in 2017 and 2016, respectively, includes only short-term benefits).

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

10.	Business combinations

Acquisitions for the year ended December 31, 2017
	Amount of purchased books	Evaluation adjustment	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisitions
Cash and cash equivalents	51	—	51
Liquid working capital,
Assets acquired	2,598	—	2,598
Liabilities assumed	(1,312)	—	(1,312)
Property, plant and equipment and intangible assets	643	2,498	3,141

Value of net assets	1,980	2,498	4,478

Goodwill	26,184	(2,498)	23,686

Bargain purchase gain	(87)	—	(87)

Purchase cost	28,077	—	28,077

Consideration for the purchase settled in cash			22,276

Cash and cash equivalents at the subsidiary acquired			(51)

Amount paid on acquisitions less cash and cash equivalents acquired			22,225

Acquisition for the year ended December 31, 2018
	Amount of purchased books	Evaluation adjustment (*)	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996	—	1,996
Liquid working capital,
Assets acquired	130	—	130
Liabilities assumed	(3,975)	—	(3,975)
Property, plant and equipment and intangible assets	2,284	—	2,284

Value of net assets	435	—	435

Goodwill	19,175	—	19,175

Purchase cost	19,610	—	19,610

Consideration for the purchase settled in cash			3,810

Cash and cash equivalents at the subsidiary acquired			(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired			1,813

(*)	The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

The acquisitions described below are in accordance with PagSeguro Group’s business strategies, as well as the products offered by them and their client portfolio.

a) BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained control of BCPS.

The amount paid in the acquisition was R$407, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting to R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b) R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51.0% of the share capital and obtained control of R2TECH. The consideration for the purchase was R$9,200, of which R$3,500 is a variable installment, subject to the attainment of specific targets for the year 2018, established in the acquisition agreement, after the conclusion of the Company’s audited financial statements. Based on current management expectations, this performance goal will be achieved.

c) BIVA

In October, 2017, PagSeguro Brazil acquired control of BIVA with the acquisition of a 51.4% interest.

The total consideration paid for the initial purchase was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997, on the acquisition date, are substantially similar to their book value.

The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group.

On November 30, 2017, PagSeguro Brazil acquired an additional interest of 7.9% of the issued shares for a purchase consideration of R$ 2,394, increasing PagSeguro Brazil’s interest to 59.3%. On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired additional interests of BIVA (15.12%, 0.5% and 2.42%, respectively), bringing its total interest to 77.3% of BIVA’s total share capital (59.3% as of December 31, 2017). The total amount paid for these acquisitions was R$5,389.

d) TILIX

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX.The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement The fair value of the assets acquired and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved.

The purchase price allocation may be subject to changes in the measurement period as defined in IFRS. The goodwill of R$19,175 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

11.	Property and equipment

(a)	Property and equipment is composed as follows:

	December 31, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Facilities	38	(27)	11
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Building improvements	6,954	(195)	6,759
Vehicles	1,371	(222)	1,149

	78,607	(11,503)	67,104

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Building improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)    The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Building improvements	Vehicles	Total
At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

At December 31, 2018
Cost
Purchases	12,310	—	40,019	1,667	6,341	1,238	61,575
Disposals	—	(15)	—	—	—	—	(15)
Acquisition of subsidiary	—	—	—	89	351	—	440
Depreciation	(2,701)	(4)	(2,652)	(82)	(166)	(180)	(5,785)
Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

At December 31, 2018
Cost	23,334	38	44,757	2,153	6,954	1,371	78,607
Accumulated depreciation	(7,815)	(27)	(3,096)	(148)	(195)	(222)	(11,503)

Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets

(a)	Intangible assets are composed as follows:

	December 31, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Customer relationships	1,981	(448)	1,533
Goodwill (ii)	40,574	—	40,574

	522,064	(216,450)	305,614

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH, BIVA and TILIX.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill	Total
At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

At December 31, 2018
Cost
Additions	218,947	7,717	—	—	226,665
Acquisition of subsidiary	1,845	—	—	16,888	18,733
Amortization	(96,264)	(2,030)	(357)	—	(98,651)

Net book value	250,353	13,154	1,533	40,574	305,614

At December 31, 2018
Cost	462,282	17,227	1,981	40,574	522,065
Accumulated amortization	(211,929)	(4,073)	(448)	—	(216,450)

Net book value	250,353	13,154	1,533	40,574	305,614

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

13.	Payables to third parties

	December 31, 2018	December 31, 2017
Payables to third parties	4,324,198	3,080,569

	4,324,198	3,080,569

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

14.	Salaries and social charges

	December 31, 2018	December 31, 2017
Profit sharing	20,653	15,237
Salaries payable	4,378	2,758
Social charges	8,421	5,102
Payroll accruals	14,601	9,807
Payroll taxes (LTIP)	23,816	—
Other	2,067	1,365

	73,936	34,269

15.	Taxes and contributions

	December 31, 2018	December 31, 2017
Taxes
Services tax (i)	122,241	14,837
Value-added tax on sales and services (ii)	23,796	3,830
Social integration program (iii)	17,530	9,918
Social contribution on revenues (iii)	107,872	59,358
Income tax and social contribution (iv)	685	35,474
Other	1,919	1,264

	274,043	124,681

Judicial deposits (v)
Services tax (i)	(52,226)	(11,375)
Value-added tax on sales and services (ii)	(19,476)	(2,665)
Social integration program (iii)	(17,088)	(8,188)
Social contribution on revenues (iii)	(105,160)	(50,389)

	(193,950)	(72,617)

	80,093	52,064

(i)	Refers to taxes on revenue from transaction activities.

(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.

(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.

(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.

(v)	PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

16.	Provision for contingencies

Some companies of PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	December 31, 2018	December 31, 2017
Civil	6,680	4,326
Labor	324	322

Current	7,004	4,648

Some companies of PagSeguro Group are party to tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at December 31, 2018, totaling approximately R$ 50,978 (December 31, 2017—R$ 25,800). PagSeguro Group companies are not party to civil and labor lawsuits involving risks classified by management as possible losses.

17.	Income tax and social contribution

(a)	Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -ASSETS	Other temporary differences - LIABILITY	Total
Deferred tax
At December 31, 2016	1,051	3,606	(24,378)	3,648	—	(16,074)
Included in the statement of income	436	(721)	(16,814)	28,995	(1,616)	10,280

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	1,424	(712)	(41,987)	32,073	(117,129)	(126,331)

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem).

Tax loss carry-forwards are recognized as deferred tax assets to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have an expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	December 31, 2018	December 31,2017
	Liability	Assets	Liability
2018	(8,508)	8,895	(20,728)
2019	(13,659)	4,040	(18,008)
2020	(15,420)	2,111	(2,454)
2021	10,556	982	(1,434)
2022	(105,094)	20,987	(185)

	(132,125)	37,015	(42,809)

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	Reconciliation of the income tax and social contribution expense:

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Profit for the year before taxes	1,217,623	683,504	155,359
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(413,992)	(232,391)	(52,822)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(352)	(375)	—
R&D and technological innovation benefit—Law 11.196/05 (i)	58,893	24,987	15,898
Interest on own capital	—	—	8,860
Taxation of income abroad (ii)	45,008	—	—
Other additions	3,309	3,069	485

Income tax and social contribution expense	(307,134)	(204,711)	(27,580)

Effective rate	25%	30%	18%
Income tax and social contribution—current	(180,884)	(214,988)	(7,431)
Income tax and social contribution—deferred	(126,331)	10,278	(20,149)

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (specifically, the Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variantions from U.S. dollars to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

18.	Equity

a) Share capital

At December 31, 2018, share capital is represented by 327,285,232 common shares, par value of US$0.000025. Share capital is composed of the following shares for the years ended December 31, 2018 and 2017:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Long-Term Incentive Plan	3,024,625
Repurchase of common shares (Note 18 (f))	(503,642)

December 31, 2018 shares outstanding	327,285,232

During the year ended December 31, 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 18 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b) Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$ 21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$ 29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

c) Share based long term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$ 21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

The shares granted under the LTIP were subject to a one-year lock-up period, expiring on the first anniversary of the IPO. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period. After the close of that one-year period, shares to be granted under the LTIP are no longer be subject to a lock-up.

This arrangement is classified as equity-settled. For the year ended December 31, 2018, the Company recognized compensation expenses related to the LTIP in the total amount of R$ 299,036.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At December 31, 2018, total shares granted were 5,896,861, and the total shares issued were 3,024,625. There were no forfeitures or expirations in the year ended December 31, 2018.

d) Dividends

At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,797 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL.

e) Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, represented by the accumulated amount of R$ 263 as of December 31, 2018 (R$ 55 as of December 31, 2017). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary BIVA, in the amount of R$ 7,588, in this account

f) Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$ 10,119,425 (average of US$ 20.09 per share) which corresponds to R$ 39,532.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

19.	Earnings per share

a) Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Profit attributable to shareholders of the Company	909,267	478,781	127,186
Weighted average number of outstanding common shares	317,647,562	262,288,607	262,288,607

Basic earnings per share—R$	2.8625	1.8254	0.4849

b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	December 31, 2018	December 31, 2017	December 31, 2016
Profit used to determine diluted earnings per share	909,267	478,781	127,186

Weighted average number of outstanding common shares	317,647,562	262,288,607	262,288,607
Weighted average number of shares under options	2,581,716	—	—
Weighted average number of shares that would have been issued at average market price	(2,102,607)	—	—

Adjusted number of shares	318,126,671	262,288,607	262,288,607

Diluted earnings per share—R$	2.8582	1.8254	0.4849

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

20.	Total revenue and income

	December 31, 2018	December 31, 2017	December 31, 2016
Gross revenue from transaction activities and other services	2,638,103	1,391,381	543,818
Gross revenue from sales	513,795	655,153	371,517
Gross financial income (i)	1,464,877	858,410	411,413
Other financial income (ii)	278,445	8,576	5,337

Total gross revenue and income	4,895,220	2,913,520	1,332,085

Deductions from gross revenue from transactions activities and other services (iii)	(371,000)	(167,120)	(63,793)
Deductions from gross revenue from sales (iv)	(139,183)	(183,229)	(110,923)
Deductions from gross financial income (v)	(50,345)	(39,786)	(18,984)

Total deductions from gross revenue and income	(560,528)	(390,135)	(193,700)

Total revenue and income	4,334,692	2,523,385	1,138,385

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on note receivables due in installments.
(ii)

The increase in the period refers to foreign exchange gain on the currency conversion of the IPO and follow-on offering proceeds for the year ended December 31, 2018 in the amount of R$ 131,212 and financial income on financial investments classified as cash and cash equivalents for the year ended on December 31, 2018 in the amount of R$ 138,027 (December 31, 2017—R$ 6,722)

(iii)	Deductions consist of sales taxes.
(iv)	Deductions are composed of sales taxes and returns.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

21.	Expenses by nature

	December 31, 2018	December 31, 2017	December 31, 2016
Transactions costs	(1,246,480)	(661,067)	(283,630)
Cost of goods sold	(567,807)	(451,635)	(233,419)
Marketing and advertising	(375,519)	(275,394)	(204,857)
Personnel expenses (i)	(546,826)	(105,794)	(63,280)
Financial expenses (ii)	(31,209)	(104,544)	(68,301)
Chargebacks (iii)	(71,491)	(47,854)	(31,557)
Depreciation and amortization (iv)	(95,362)	(51,571)	(31,246)
Other	(182,375)	(142,022)	(66,737)

	(3,117,069)	(1,839,881)	(983,027)

Classified as:
Cost of services	(1,510,770)	(829,661)	(357,811)
Cost of sales	(633,929)	(494,719)	(265,856)
Selling expenses	(351,439)	(245,759)	(199,937)
Administrative expenses	(581,668)	(153,177)	(84,461)
Financial expenses	(31,209)	(104,544)	(68,301)
Other (expenses) income, net	(8,054)	(12,021)	(6,660)

	(3,117,069)	(1,839,881)	(983,027)

(i)	The increase refers to compensation expenses related to the LTIP for the year ended December 31, 2018 in the amount of R$ 264,179, and the respective payroll taxes in the amount of R$ 154,843.
(ii)

Our financial expenses include (a) Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil in the amount of R$ 17,975 for the year ended December 31, 2018 (December 31, 2017—R$0), (b) charges to obtain early payment of receivables owed to us by card issuers to finance our early payment of receivables feature in the amount of R$ 1,476 for the year ended December 31,2018 (December 31, 2017—R$ 95,878).

(iii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 23 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	December 31, 2018	December 31, 2017	December 31, 2016
Depreciation
Cost of sales and services	(4,012)	(1,088)	(895)
Selling expenses	(13)	(10)	(11)
Administrative expenses	(1,760)	(714)	(371)

	(5,785)	(1,812)	(1,277)

Amortization
Cost of sales and services	(97,856)	(54,151)	(32,846)
Administrative expenses	(795)	(375)	(59)

	(98,651)	(54,526)	(32,905)

PIS and COFINS credits (*)	9,073	4,767	2,936

Depreciation and amortization expense, net	(95,362)	(51,571)	(31,246)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reducedepreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

22.	Financial instruments by category

PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2018	December 31, 2017
Financial assets
Measured at fair value through profit or loss:
Financial investments	—	210,103
Loans and receivables:
Cash and cash equivalents	2,763,050	66,767
Note receivables	8,104,679	3,522,349
Receivables from related parties	—	124,723
Other receivables	20,148	27,956

	10,887,877	3,951,898

	December 31, 2018	December 31, 2017
Financial liabilities
Amortized cost:
Payables to third parties	4,324,198	3,080,569
Trade payables	165,246	92,444
Trade payables to related parties	30,797	39,101
Other payables	29,501	19,462

	4,549,742	3,231,576

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management

PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on PagSeguro Group’s financial performance. PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect PagSeguro Group’s business are the following:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2018 and December 31, 2017, PagSeguro Group is not materially exposed to foreign exchange risk.

(ii)	Fraud Risk (chargeback)

PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud ecosystem. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases PagSeguro Group’s ability to avoid new instances of fraud.

(iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;
(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and
(iii)	card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(iv)	Liquidity risk

PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure that PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2018, PagSeguro Group held cash and cash equivalents of R$ 2,763,050 (R$ 66,767 at December 31, 2017).

The table below shows PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412	—
Trade payables	141,958	18,744	1,358	3,186	—
Trade payables to related parties	—	28,869	—	—	—
Other payables	—	—	—	29,501	—
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872	—

24.	Capital management

PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

PagSeguro Group had no loans at December 31, 2018, and December 31,2017. Therefore no gearing ratio is presented.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

25.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

At December 31, 2017, PagSeguro Group had financial investments whose fair value adjustments is classified as Level 1. PagSeguro Group did not have any other assets measured at fair value in 2017.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2018.

26.	Events after the reporting period

On January 4, 2019, Pagseguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negocios S.A. Total consideration paid amounted to R$ 58,820 and the total net assets acquired amount to R$ 44,162. This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director